2728 N. Harwood Street	214.745.5400 office
Suite 500	214.745.5390 fax
Dallas, TX 75201	winstead.com

September 23, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phunware, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Response dated August 5, 2024
File No. 001-37862

Ladies and Gentlemen:

On behalf of Phunware, Inc. (the “Company”), we hereby respond as follows to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 4, 2024, relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”) and the Company’s above referenced response to the Staff’s previous comment letter dated August 5, 2024. Capitalized terms used but not defined herein have the meanings ascribed to them in the Annual Report. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s responses in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Note 2. Summary of Significant Accounting Policies, page 71

1.	We note your response to prior comment 2 as well as your response to comment 4 in your May 28, 2024 letter and continue to consider such responses as they relate to PhunTokens sales to customers and senior management. Please address the following as it relates to other PhunToken transactions:

●	Provide us with a breakdown of PhunTokens earned as rewards by consumers for participating in certain activities for each period presented.

Response: PhunToken that have been earned as rewards by consumers for participating in certain activities would include the following:  (a) PhunToken earned by consumers for responding to calls to action presented by the Company or third parties participating in the PhunToken ecosystem (which is still under development); (b) PhunToken earned by consumers for participating in sweepstakes and contests offered by the Company; (c) PhunToken earned by consumers who participated as liquidity providers and staked LP Tokens (described below) received for providing liquidity for PhunToken via UniSwap and received PhunToken as staking rewards from the Company (see also Response to comment 3 below); and (d) PhunToken earned by consumers for referring third parties to purchase PhunToken.

All PhunToken earned as rewards by consumers described in (a) above were transferred and delivered to those consumers as offchain PhunToken and are reflected as database entries on the Company's system and as being earned/owned by such consumers in their PhunWallets.  The aggregate amount of such PhunToken issued offchain to consumers as described in (a) above is approximately 48,843,402.  The Company has not previously tracked the number of offchain PhunToken earned by financial period, as the token ecosystem is still under development and the Company believes offchain PhunToken earned and issued does not create a financial statement liability, as more fully described below.

All onchain PhunToken earned as rewards by consumers described in (b), (c) and (d) above were transferred and delivered to those consumers as onchain PhunToken to their PhunWallets or other digital asset wallets via wallet addresses provided by those consumers to Phunware as earned.  The aggregate amount of such PhunToken earned by consumers is approximately 9,606,168 and 26,654,373 for the years ended December 31, 2021 and 2022, respectively. There were no PhunToken earned as awards as described in (b), (c) and (d) above for the year ended December 31, 2023.

Each consumer who earned and received PhunToken as described above should have, or have access to, digital and/or written records showing all onchain and offchain PhunToken earned and received by such consumer.

All PhunToken earned as rewards by consumers are expected to be eligible for use and redemption for items of value provided by the Company or third-party participants in the PhunToken ecosystem as and if made available in the ecosystem, including for participating in games and other activities.

●	Clarify whether such Tokens have been issued to consumers or when you anticipate issuing such rewards.

Response: As noted above, all PhunToken earned as rewards by consumers have been issued or otherwise transferred and delivered to those consumers.

●	Explain how the reward Tokens are redeemed by consumers and clarify whether such Tokens can be sold or transferred.

Response: Currently, there is no mechanism for consumers to redeem PhunToken either from the Company or through the Token ecosystem, as the PhunToken ecosystem is still under development.

●	Tell us how you account for these awards and the specific guidance considered. Address how you determine the value of such awards and clarify where the related expense/liability is reflected in your financial statements.

Response: ASC 606 defines a customer as, “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” PhunToken is a product of the Company, for which the Company has made sales to outside customers and recognized revenue. The Company believes PhunToken is an output of its ordinary activities. Accordingly, the Company believes issuances of PhunToken, in whatever form (purchases, bonuses or sweepstakes) fall under the guidance of ASC 606. As volume bonuses were issued at the time of the original PhunToken sale, the Company accounted for this “award” and performed the analysis and recognized revenue in accordance with ASC 606-10-05-4. Although PhunToken referral bonuses and sweepstakes winners resulted in no net proceeds to the Company, the Company believes such issuances of PhunToken also falls within the scope of ASC 606 as the consumers are customers of the Company. In this regard, the net revenue impact was zero and the Company recognized, as cost of goods sold, the incurred costs related to the issuance of the PhunToken to the respective holders’ Etherem-based wallets in the period incurred.

With respect to offchain PhunToken earned, the Company considered the guidance in ASC 450-20-25-2, noting that offchain PhunToken received by holders does not presently obligate the Company to transfer any assets and will not obligate the Company to do so unless and until the Company determines to impose an obligation on itself. As currently contemplated, PhunToken is expected to be redeemed for items of value provided by third parties as and when any such third party offers exist as redemption opportunities in the ecosystem. Accordingly, the Company has not recorded any expense or accrual with respect to offchain PhunToken.

●	Tell us the amount of compensation expense related to the 32 million PhunTokens that were issued during fiscal 2022 as bonuses to your employees.

Response: The Company did not record any compensation expense for fiscal 2022 related to the issuance of PhunToken to employees. The Company did record, as part of costs of goods sold, approximately $3,000 related to the Company’s incurred costs of issuing the PhunToken to employees. The Company considered whether it should gross-up the profit and loss statement (e.g., record revenue and compensation expense), but concluded such would not be material to the consolidated financial statements taken as a whole.

●	Explain further how you determined the amount of such compensation expense and clarify what is meant by the cost of PhunToken is “equal to fees it incurred for issuing and transferring PhunToken to the employees on the Ethereum blockchain.” Also, tell how your reference to PhunToken as a software product factors into your accounting for such bonuses.

Response: The Company concluded that PhunToken is a product of the Company, for which the Company recognizes revenue upon the sales thereof. PhunToken was sold during 2022 at a list price of $0.01 per PhunToken to consumers. With respect to the issuance of PhunToken to employees, the Company believes the PhunToken issued to employees was a 100% “discount” to the sales price. The Company considered whether it should gross-up the profit and loss statement, but concluded the transaction was not material to the consolidated financial statements taken as a whole.

Item 9A. Controls and Procedures, page 100

2.	Your response to comment 3 states that subsequent discussions and additional review and evaluation of Commission guidance led management to determine the material weaknesses in your internal control over financial reporting (ICFR) could also be found in your disclosure controls and procedures (DCPs) at March 31, 2024. Considering the same material weaknesses in ICFR existed at year end, it remains unclear how management was able to determine that DCPs were effective at December 31, 2023. Please explain in detail how you arrived at a different DCP conclusion at year-end in light of the existing material weaknesses. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the identified material weaknesses were not one of the components of ICFR that is also included in DCPs at December 31, 2023 and yet were at March 31, 2024. Alternatively, amend your filing to disclose that due to material weaknesses management determined that your DCPs were not effective at December 31, 2023.

Response: The Company acknowledges the Staff’s comment and will amend its Annual Report (the “Form 10-K/A”) (once the Staff confirms it has no further comments requiring further amendment) to disclose that due to material weaknesses in internal control over financial reporting management has determined that the Company’s disclosure controls and procedures were not effective at December 31, 2023. Attached hereto as Exhibit A is the Company’s proposed revised “Item 9A. Controls and Procedures” to be included in the Form 10-K/A.

General

3.	We note your response to prior comments 4 and 6. Please tell us the quantity and value of PhunTokens repurchased or otherwise reacquired on Uniswap by the company, and the volume and activity of PhunTokens on Uniswap more generally. In addition, provide a more detailed discussion regarding your role and any ongoing actions the company is taking related to the trading or providing of liquidity of PhunTokens on Uniswap. In that regard, we note your February 17, 2022 press release titled “Phunware Announces PhunToken Uniswap Liquidity Pool Rewards Program” and your April 05, 2022 press release titled “PhunToken Now Available on Uniswap.”

Response: The Company has not repurchased or reacquired PhunToken on UniSwap since 2022; and all such PhunToken repurchases and/or reacquisitions occurred between April - June 2022. The total amount of PhunToken repurchased or reacquired by the Company on UniSwap during that period was approximately 12,430,685 PhunToken for approximately 32 Ethereum (ETH), having an aggregate value in US Dollars (USD) of approximately $138,000 based upon ETH value as of the dates of the repurchase transactions.

The Company has indicated that the 24-hour trading volume and activity of PhunToken on UniSwap is approximately $91 and the 7-day trading volume is $638 based upon quotes provided by http://www.dextools.io.

PhunToken is still available on UniSwap, and the UniSwap liquidity pool and the PhunToken staking contract still exist These components have been collectively referred to by the Company on its PhunToken website as the “PhunToken Liquidity Pool Rewards Program.”.

The primary purposes of this program were described in the Company’s answer to comment 6 in the Company’s response letter to the Staff dated August 5, 2024. Under the program, holders of PhunToken can pair their PhunToken with ETH on UniSwap and deposit the pairings with UniSwap (which deposit effectively provides liquidity for PhunToken on UniSwap); and in exchange for making that deposit and providing such liquidity, those holders will receive liquidity pool / provider tokens from UniSwap (“LP Tokens”). Holders of LP Tokens may receive varying amounts of ETH and/or PhunToken from UniSwap liquidity pool for PhunToken as rewards for being PhunToken liquidity providers, as determined by UniSwap and/or other participants in the PhunToken liquidity pool on UniSwap. Holders of LP Tokens can also stake their LP Tokens with the Company under the Phunware staking contract (the “Phunware Staking Contract”). If holders of LP Tokens elect to stake their LP Tokens under the Phunware Staking Contract, the staked LP Tokens will remain locked in the staking contract until removed by such holders; and while the LP Tokens are staked, the Company can elect to provide staking rewards to those holders (the Company provided PhunToken staking rewards to holders of staked LP Tokens in 2022. The Company can also stake its own LP Tokens in the Phunware Staking Contract (i.e., “participate” in the staking contact). The Company is not currently providing staking rewards to holders of staked LP Tokens, but the Company still provides the Phunware Staking Contract and participates in it. The Company believes it accounts for less than 50% of the liquidity pool on UniSwap. The Company ceased offering staking rewards under the program in November 2022. The Company has not taken any active role in managing or promoting the program; the Company’s role was limited to taking necessary steps to create the PhunToken liquidity pool program with and on UniSwap, to issuing several press releases about the program in 2022, making initial reacquisitions of PhunToken on UniSwap as described above, and creating the Phunware Staking Contract and providing staking rewards as described above. The Company has not and is not presently taking any other ongoing actions relating to the trading of PhunToken on UniSwap or the providing of liquidity for PhunToken under the program.

The Company has indicated that the program is basically idle - it is no longer funded, staking rewards are no longer provided, and any other assets of the Company which remain locked in the smart contracts are de minimis. With respect to any LP Tokens the Company or any other holder have locked in the Phunware Staking Contract, the Company and such holder would still be eligible to earn liquidity pool provider rewards from UniSwap. However, since 2022 there has been and is presently low to de minimis PhunToken trading volume and activity on UniSwap, and any such rewards from UniSwap would presumably be de minimis.

If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely,

/s/ Jeffrey M. McPhaul
Jeffrey M. McPhaul

Cc:	Michael Snavely (Chief Executive Officer, Phunware, Inc.)
Chris Olive (Chief Legal Officer, Phunware, Inc.)
Troy Reisner (Chief Financial Officer, Phunware, Inc.)

Exhibit A

PART II

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Certifying Officers (as defined below), or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based on the forgoing, and due to the material weakness in internal control over financial reporting identified by management (as further outlined below), our Certifying Officers concluded that our disclosure controls and procedures were not effective as of December 31, 2023.

Management’s Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Under the supervision and with the participation of our management, including our Certifying Officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission for newly public companies (COSO). Based on this evaluation and the material weaknesses described below, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management identified a material weakness in internal control over financial reporting related to the design of information technology general controls (“ITGCs”) related to user access, program change and appropriate segregation of duties for certain IT applications. Further, as a result of cost cutting measures and headcount turnover in our accounting function, business process controls across the Company’s financial reporting processes were not effectively designed and implemented due to a lack of segregation of duties between preparer and reviewer.

Management will seek to update current processes and/or provide sufficient resources toward the proper mitigation of these material control weaknesses. Management is committed to continuous improvement of our internal control over financial reporting and will continue to diligently review our financial reporting controls and procedures. However, we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts.

Changes in Internal Control over Financial Reporting

Except as set forth above, there were no changes in our internal control over financial reporting identified in conjunction with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitation on the Effectiveness of Controls

Our management, including our Certifying Officers, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.